Mail Stop 4561

May 28, 2009

Mr. James J. Kavanaugh
Senior Vice President and Controller
International Business Machines Corporation
1 New Orchard Road
Armonk, NY 10504

>   **Re: International Business Machines Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 24, 2009**
>   **File No. 001-02360**

Dear Mr. Kavanaugh:

        We have reviewed your response letter dated May 15, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 5, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note the representation in your response to comment 1 of our letter dated May 5, 2009, that the current financing agreement with Irasco will expire on December 31, 2009. We note also that it appears from your response that future requests for business with Irasco and/or Ascotec may be granted, after the DPL review and the legal compliance and local business review described in your response. Please discuss the materiality of the agreement with Irasco, including whether the agreement constitutes a material risk for your security holders, in light of Irasco's status as a majority-owned indirect subsidiary of IMIDRO. Address materiality not only in quantitative terms, but also in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation

and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran. Please also address the materiality, including the potential impact upon your reputation and share value, of any future dealings you may have with Irasco and/or Ascotec.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant